UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73310 / October 7, 2014

Admin. Proc. File No. 3-15941

In the Matter of

CHAOLEI MARKETING AND FINANCE COMPANY,
CLEAR-LITE HOLDINGS, INC.,
ENCOMPASS GROUP AFFILIATES, INC.
    (n/k/a RE-ACT ENTERPRISES, INC.), and
SUN AMERICAN BANCORP

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Chaolei Marketing and Finance Company, Clear-
Lite Holdings, Inc., Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.), or Sun
American Bancorp and the Commission has not chosen to review the decision on its own
initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Chaolei Marketing and Finance Company, Clear-Lite
Holdings, Inc., Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.), and Sun
American Bancorp. The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Chaolei Mktg. and Fin. Co., Clear-Lite Holdings, Inc., Encompass Group Affiliates, Inc.
(n/k/a Re-Act Enter., Inc.), and Sun Am. Bancorp,* Initial Decision Rel. No. 653 (Aug. 7, 2014),
109 SEC Docket 10, 2014 WL 3867832. The Central Index Key numbers are: 1213788 for
Chaolei Marketing and Finance Company; 1412299 for Clear-Lite Holdings, Inc.; 1100820 for
Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.); and 1042521 for Sun America
Bancorp.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Chaolei Marketing and Finance Company, Clear-Lite Holdings, Inc., Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.), and Sun American Bancorp are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 653
ADMINISTRATIVE PROCEEDING
File No. 3-15941

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIOMEDICAL TECHNOLOGY SOLUTIONS HOLDINGS, INC., CHAOLEI MARKETING AND FINANCE COMPANY, CLEAR-LITE HOLDINGS, INC., ENCOMPASS GROUP AFFILIATES, INC. (n/k/a RE-ACT ENTERPRISES, INC.), HYDRON TECHNOLOGIES, INC., SUN AMERICAN BANCORP, and XENACARE HOLDINGS, INC.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS August 7, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Chaolei Marketing and Finance Company, Clear-Lite Holdings, Inc., Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.), and Sun American Bancorp (collectively, Remaining Respondents).[1] The revocations are based on Remaining Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

[1] The case has already ended as to Hydron and XenaCare. *See BioMedical Tech. Solutions Holdings, Inc.*, Securities Exchange Act of 1934 (Exchange Act) Release No. 72663, 2014 SEC LEXIS 2676 (July 24, 2014); Exchange Act Release No. 72781 (Aug. 7, 2014). At an August 6, 2014, prehearing conference, the Division of Enforcement stated that BioMedical had, that day, submitted a settlement offer to the Division, which would likely be submitted for Commission approval.

INTRODUCTION

On June 24, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by June 27, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). *BioMedical Tech. Solutions Holdings, Inc.*, Admin. Proc. Rulings Release No. 1644, 2014 SEC LEXIS 2609 (July 22, 2014). Respondents' Answers to the OIP, other than Xenacare's, were due by July 10, 2014.[2] *Id.* (citing OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b)). On July 22, 2014, Respondents were ordered to show cause by August 4, 2014, why the registration of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* To date, no Remaining Respondent has filed an answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Remaining Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Chaolei, Central Index Key No. (CIK) No. 1213788, is a dissolved Florida corporation located in Miami Shores, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chaolei is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss for the prior nine months of $119,414. As of June 20, 2014, the common stock of Chaolei was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Clear-Lite, CIK No. 1412299, is a revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clear-Lite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2011, which reported a net loss for the prior six months of $756,251. As of June 20, 2014, the common stock of Clear-Lite was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Encompass Group, CIK No. 1100820, is a dissolved Florida corporation located in Lawrenceville, Georgia, with a class of securities registered with the Commission pursuant to

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[2] XenaCare was granted an extension of time to answer and did so on July 25, 2014. *See BioMedical Tech. Solutions Holdings, Inc.*, Admin. Proc. Rulings Release No. 1597, 2014 SEC LEXIS 2442 (July 9, 2014).

Exchange Act Section 12(g). Encompass Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss for the prior nine months of $9,422,000. As of June 20, 2014, the common stock of Encompass Group was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sun American, CIK No. 1042521, is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a consolidated net loss for the prior nine months of $36,013,779. As of June 20, 2014, the common stock of Sun American was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Remaining Respondents have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, *mot. for recons. denied*, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Remaining Respondents failed to file timely periodic reports. As a result, Remaining Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at 439.

Remaining Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. *Id.* at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Remaining Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Remaining Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Remaining Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Remaining Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Chaolei Marketing and Finance Company, Clear-Lite Holdings, Inc., Encompass Group Affiliates, Inc. (n/k/a Re-Act Enterprises, Inc.), and Sun American Bancorp are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b), 17 C.F.R. § 201.155(b), permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge